                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                For the transition period from           to

                         Commission File Number 0-12015

                         HEALTHCARE SERVICES GROUP, INC
                             RETIREMENT SAVINGS PLAN

                     Issuer: Healthcare Services Group, Inc.

                         3220 Tillman Drive - Suite 300
                          Bensalem, Pennsylvania 19020
                          (Principal Executive Office)






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                                      INDEX





                                                                     Page No.

Report of Independent Certified Public Accountants                       2

Financial Statements:
         Statements of Net Assets Available for Benefits                 3
         Statements of Changes in Net Assets Available for               4
                  Benefits
         Notes to Financial Statements                                 5 - 8

Supplemental Schedules:
         Schedule H, item 4i - Schedule of Assets Held for
                  Investment Purposes                                    9

Signatures                                                              10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator:
Healthcare Services Group, Inc. Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and the period from October 1, 1999 (date of inception) to December 31, 1999. Theses financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by PNC Bank, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note G, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999 and for the period from October 1, 1999 (date of inception) to December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan, as of December 31, 2000, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan, as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP


May 22, 2001
New York, New York

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits


                                                         December 31,

                                                       2000           1999
                                                     ---------     ----------

Assets
Investments at fair value                            $ 227,162     $   16,650
Participants' contributions receivable                   9,342            121
                                                     ---------     ----------

Net Investments Available for Benefits               $ 236,504     $   16,771
                                                     =========     ==========






THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                       Statements of Changes in Net Assets
                             Available for Benefits



                                                                        Period from
                                                  For the year        October 1, 1999
                                                     Ended          (date of inception)
                                                  December 31,         to December 31,
                                                      2000                 1999
                                                   ---------        -------------------

Additions:
    Investment income:
         Interest                                  $   3,353            $      26
            Dividends                                  7,099                 --
         Net appreciation (depreciation)
                  in fair value of investments       (38,017)                  88
                                                   ---------            ---------
                                                     (27,565)                 114
    Participants' contributions                      256,674               16,657
                                                   ---------            ---------
             Total additions                         229,109               16,771

Deductions:
         Participants' withdrawals                    (9,376)                  --
                                                   ---------            ---------

NET INCREASE                                         219,733               16,771

Net assets available for benefits, beginning          16,771                 --
                                                   ---------            ---------

Net assets available for benefits, ending          $ 236,504            $  16,771
                                                   =========            =========







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A. - DESCRIPTION OF PLAN

         The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1.   General
              The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan covering all employees provided they are salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of highly compensated employees, as defined by the Plan, or employees whose employment is governed by a collective bargaining agreement.

         2.   Contributions
              Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with or next following the date the employee satisfied the eligibility requirements.
              Participants may, with the consent of the Plan Administrator, also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan. Contributions are subject to certain limitations.

         3.   Participant Accounts
              Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         4.   Vesting
              Participants are vested immediately in their contributions plus actual earnings thereon.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2000 and 1999


NOTE A. (continued)

         5.   Administrative Expenses
               All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc., although, under the plan document, the plan sponsor is not responsible for administrative expenses.

         6.   Payments of Benefits
               On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her amount as a lump sum distribution.


NOTE B. - SUMMARY OF ACCOUNTING POLICIES

         A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

         1.   Use of Estimates
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         2.   Investment Valuation and Income Recognition
              The Plan's investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Bank. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2000 and 1999

3.       Participants Withdrawals
         Participants withdrawals are recorded when paid.


NOTE C. - INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of:
                                                                December 31,
                                                          2000              1999
                                                          ----              ----
         Fidelity Advisor Equity Portfolio Growth     $    14,094     $       -
         INVESCO Technology Fund                           21,325             -
         Janus Fund                                        30,786          1,193
         Janus Twenty Fund                                 39,118          1,512
         Black Rock Money Market                          111,347         13,447


During 2000 and 1999, the Plan's investments (including realized and unrealized gains and losses) appreciated (depreciated) in value by ($34,669) and $114, respectively as follows:
                                                                December 31,
                                                             2000         1999
                                                          ----------    --------

         Mutual Funds                                      $(38,222)    $    88
         Healthcare Services Group, Inc. common stock           205           -
                                                          ---------     -------

                                                           $(38,017)    $    88
                                                          =========     =======


NOTE D. - RECONCILIATION OF FINANCIAL STATEMENTS TO
                  THE FORM 5500:
                                                               December 31,
                                                             2000         1999
                                                          ---------    --------
         Net assets available for benefits per the
                  financial statements                    $ 236,504    $ 16,771
         Less:  Participants' contributions receivable        9,342         121
                                                          ---------    --------
            Net assets available for benefits per the
                  Form 5500                               $ 227,162    $ 16,650
                                                          =========    ========

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2000 and 1999

NOTE D. (Continued)

         The following is a reconciliation of contributions and rollover contributions received from participants per the financial statements to the Form 5500:
                                                                    Participant
                                                                   contributions
                                                                        2000
                                                                   -------------

         Contributions per the financial statements                    $ 256,674
         Add: Participants' contributions receivable, beginning              121
            Less:  Participants' contributions receivable, ending          9,342
                                                                       ---------
         Contributions per the Form 5500                               $ 247,453
                                                                       =========


NOTE E. - PLAN TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE F. - TAX STATUS OF PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

NOTE G. - INFORMATION CERTIFIED BY PNC BANK

         The information certified by PNC Bank for the period from October 1, 1999 to December 31, 1999 is as follows:

         Investments
         Interest Income
         Net investment income and realized and unrealized appreciation and depreciation in market value of investments
         Investment expenses

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                    Employer Identification Number 23-2018365

      Schedule H, item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000



(a)*    (b)  Identity of issue,                 (c) Description of investment              (e) Current
             borrower, lessor                   -----------------------------                  value
             or similar party                                                              -----------
            -------------------


    Black Rock Funds                   Black Rock Money Market                            $ 111,347
    Janus Funds                        Janus Twenty Fund                                     39,118
    Janus Funds                        Janus Fund                                            30,786
    INVESCO                            INVESCO Technology Fund                               21,325
    INVESCO                            INVESCO High Yield Fund                                1,474
    Federated Investors, Inc.          Federated High Income Bond Fund                          626
    Federated Investors, Inc.          Federated Stock Trust Fund                             2,364
    Fidelity Investments               Fidelity Advisor Equity Portfolio Growth              14,094
    Fidelity Investments               Fidelity Advisor Equity Income Fund                    4,842
  * Healthcare Services Group, Inc.    Healthcare Services Group, Inc.
                                          common stock                                        1,186
                                                                                          ---------
                                                                                         $  227,162



*Column (a) represents "Parties in interest" to the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Healthcare Services Group, Inc.
                                                 Retirement Savings Plan

Date:  June 18, 2001                      /s/  James L. DiStefano
                                          -----------------------
                                          By:     James L. DiStefano
                                          Title:  Chairman of Plan Committee